UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date Examination completed:
811 -02781			February 23, 2018

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Templeton Funds

Templeton Foreign Fund
Templeton World Fund

4. Address of principal executive office: (number, street, city, state, zip code)
300 S.E. 2nd Street, Fort Lauderdale, FL 33301-1923

[PWC LOGO]

Report of Independent Accountants

To the Board of Trustees of

Franklin Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin U.S Government Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Smaller Companies Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust
Franklin Managed Trust

and the Board of Directors of

Templeton Growth Fund, Inc.
Templeton Dragon Fund, Inc.
Templeton Global Opportunities Trust

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Funds listed in Attachment I (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2017.  The Funds’ management is responsible for its assertion and the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of May 31, 2017, and with respect to agreement of security purchases and sales, for the period from January 31, 2017 (the date of our last examinations), through May 31, 2017 for each of the Funds:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 55 security purchases and 55 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2017 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

February 23, 2018

Management Statement Regarding Compliance with Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of May 31, 2017, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of May 31, 2017, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date February 23, 2018

/s/ROBERT G. KUBILIS

Robert G. Kubilis

Chief Financial Officer and Chief Accounting Officer

Templeton, New Jersey and Alternative Strategies Funds Board

Date February 23, 2018

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Chief Executive Officer - Finance and Administration

Date February 23, 2018

Attachment I

Fund	Period
Franklin Limited Duration Income Trust	February 1, 2017 - May 31, 2017

Templeton Global Investment Trust:
Templeton Emerging Markets Balanced Fund	February 1, 2017 - May 31, 2017
Templeton Emerging Markets Small Cap Fund	February 1, 2017 - May 31, 2017
Templeton Frontier Markets Fund	February 1, 2017 - May 31, 2017
Templeton Global Balanced Fund	February 1, 2017 - May 31, 2017
Templeton Dynamic Equity Fund	February 1, 2017 - May 31, 2017

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	February 1, 2017 - May 31, 2017

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	February 1, 2017 - May 31, 2017
Franklin Flexible Alpha Bond Fund	February 1, 2017 - May 31, 2017
Franklin Focused Core Equity Fund	February 1, 2017 - May 31, 2017
Franklin Global Government Bond Fund	February 1, 2017 - May 31, 2017
Franklin Growth Opportunities Fund	February 1, 2017 - May 31, 2017
Franklin Natural Resources Fund	February 1, 2017 - May 31, 2017
Franklin Small Cap Growth Fund	February 1, 2017 - May 31, 2017
Franklin Small-Mid Cap Growth Fund	February 1, 2017 - May 31, 2017
Franklin Strategic Income Fund	February 1, 2017 - May 31, 2017

Franklin High Income Trust:
Franklin High Income Fund	February 1, 2017 - May 31, 2017

Franklin U.S. Government Money Fund	February 1, 2017 - May 31, 2017

Franklin Templeton Money Fund Trust:
Franklin Templeton U.S. Government Money Fund	February 1, 2017 - May 31, 2017

Institutional Fiduciary Trust:
Money Market Portfolio	February 1, 2017 - May 31, 2017

Franklin Global Trust:
Franklin Emerging Market Debt Opportunities Fund	February 1, 2017 - May 31, 2017
Franklin International Growth Fund	February 1, 2017 - May 31, 2017
Franklin Global Listed Infrastructure Fund	February 1, 2017 - May 31, 2017

Franklin Gold and Precious Metals Fund	February 1, 2017 - May 31, 2017

Franklin Universal Trust	February 1, 2017 - May 31, 2017

Templeton China World Fund	February 1, 2017 - May 31, 2017

Templeton Emerging Markets Fund	February 1, 2017 - May 31, 2017

Templeton Emerging Markets Income Fund	February 1, 2017 - May 31, 2017

Templeton Funds:
Templeton Foreign Fund	February 1, 2017 - May 31, 2017
Templeton World Fund	February 1, 2017 - May 31, 2017

Templeton Global Income Fund	February 1, 2017 - May 31, 2017

Templeton Global Smaller Companies Fund	February 1, 2017 - May 31, 2017

Templeton Growth Fund, Inc.	February 1, 2017 - May 31, 2017

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	February 1, 2017 - May 31, 2017
Templeton Global Bond Fund	February 1, 2017 - May 31, 2017
Templeton Global Total Return Fund	February 1, 2017 - May 31, 2017
Templeton International Bond Fund	February 1, 2017 - May 31, 2017

Franklin Custodian Funds:
Franklin DynaTech Fund	February 1, 2017 - May 31, 2017
Franklin Growth Fund	February 1, 2017 - May 31, 2017
Franklin Income Fund	February 1, 2017 - May 31, 2017
Franklin U.S. Government Securities Fund	February 1, 2017 - May 31, 2017
Franklin Utilities Fund	February 1, 2017 - May 31, 2017
Franklin Focused Growth Fund	February 1, 2017 - May 31, 2017

Franklin Strategic Mortgage Portfolio	February 1, 2017 - May 31, 2017

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	February 1, 2017 - May 31, 2017
Franklin Balanced Fund	February 1, 2017 - May 31, 2017
Franklin Convertible Securities Fund	February 1, 2017 - May 31, 2017
Franklin Equity Income Fund	February 1, 2017 - May 31, 2017
Franklin Floating Rate Daily Access Fund	February 1, 2017 - May 31, 2017
Franklin Low Duration Total Return Fund	February 1, 2017 - May 31, 2017
Franklin Real Return Fund	February 1, 2017 - May 31, 2017
Franklin Total Return Fund	February 1, 2017 - May 31, 2017

Franklin Templeton Global Trust:
Templeton Global Currency Fund	February 1, 2017 - May 31, 2017

Franklin Templeton International Trust:
Franklin India Growth Fund	February 1, 2017 - May 31, 2017

Franklin Value Investors Trust:
Franklin Balance Sheet Investment Fund	February 1, 2017 - May 31, 2017
Franklin MicroCap Value Fund	February 1, 2017 - May 31, 2017
Franklin MidCap Value Fund	February 1, 2017 - May 31, 2017
Franklin Small Cap Value Fund	February 1, 2017 - May 31, 2017

Templeton Developing Markets Trust	February 1, 2017 - May 31, 2017

Franklin Fund Allocator Series:
Franklin Conservative Allocation Fund	February 1, 2017 - May 31, 2017
Franklin Corefolio Allocation Fund	February 1, 2017 - May 31, 2017
Franklin Founding Funds Allocation Fund	February 1, 2017 - May 31, 2017
Franklin Growth Allocation Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart Retirement Income Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2020 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2025 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2030 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2035 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2040 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2045 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2050 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin LifeSmart 2055 Retirement Target Fund	February 1, 2017 - May 31, 2017
Franklin Moderate Allocation Fund	February 1, 2017 - May 31, 2017
Franklin NextStep Conservative Fund	February 1, 2017 - May 31, 2017
Franklin NextStep Moderate Fund	February 1, 2017 - May 31, 2017
Franklin NextStep Growth Fund	February 1, 2017 - May 31, 2017
Franklin Payout 2017 Fund	February 1, 2017 - May 31, 2017
Franklin Payout 2018 Fund	February 1, 2017 - May 31, 2017
Franklin Payout 2019 Fund	February 1, 2017 - May 31, 2017
Franklin Payout 2020 Fund	February 1, 2017 - May 31, 2017
Franklin Payout 2021 Fund	February 1, 2017 - May 31, 2017

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth VIP Fund	February 1, 2017 - May 31, 2017
Franklin Founding Funds Allocation VIP Fund	February 1, 2017 - May 31, 2017
Franklin Income VIP Fund	February 1, 2017 - May 31, 2017
Franklin Mutual Global Discovery VIP Fund	February 1, 2017 - May 31, 2017
Franklin Mutual Shares VIP Fund	February 1, 2017 - May 31, 2017
Franklin Rising Dividends VIP Fund	February 1, 2017 - May 31, 2017
Franklin Small Cap Value VIP Fund	February 1, 2017 - May 31, 2017
Franklin Small-Mid Cap Growth VIP Fund	February 1, 2017 - May 31, 2017
Franklin Strategic Income VIP Fund	February 1, 2017 - May 31, 2017
Franklin VolSmart Allocation VIP Fund	February 1, 2017 - May 31, 2017
Templeton Developing Markets VIP Fund	February 1, 2017 - May 31, 2017
Templeton Foreign VIP Fund	February 1, 2017 - May 31, 2017
Templeton Growth VIP Fund	February 1, 2017 - May 31, 2017
Templeton Global Bond VIP Fund	February 1, 2017 - May 31, 2017

Templeton Dragon Fund, Inc.	February 1, 2017 - May 31, 2017

Templeton Global Opportunities Trust	February 1, 2017 - May 31, 2017

Templeton Institutional Funds:
Emerging Markets Series	February 1, 2017 - May 31, 2017
Foreign Equity Series	February 1, 2017 - May 31, 2017
Foreign Smaller Companies Series	February 1, 2017 - May 31, 2017
Global Equity Series	February 1, 2017 - May 31, 2017

Franklin ETF Trust:
Franklin Liberty Short Duration U.S. Government ETF	February 1, 2017 - May 31, 2017

Franklin Managed Trust:
Franklin Rising Dividends Fund	February 1, 2017 - May 31, 2017